UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42162

CROWN LNG HOLDINGS LIMITED

(Translation of registrant’s name into English)

37th Floor, 1 Canada Square, Canary Wharf, London,

Greater London E14 5AA, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Nasdaq Notice

As previously disclosed, on September 3, 2024, the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notified Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”) that the bid price of its listed securities had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). The Company was provided 180 calendar days, or until March 3, 2025, to regain compliance with the Rule. Subsequently, on March 4, 2025, the Company was provided an additional 180 day calendar period, or until September 1, 2025, to regain compliance.

On May 30, 2025, the Company received written notice (the “Notice”) from the Staff that it did not comply with Nasdaq Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”) because the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days.

As a result of the non-compliance with the Rule and the Low Priced Stocks Rule, Staff has determined to delist the Company’s securities from The Nasdaq Capital Market. Additionally, the Staff also determined that the Company’s previously disclosed failure to file its Form 20-F in accordance with Listing Rule 5250(c)(1) serves as a separate and additional basis for delisting the Company. Therefore, unless the Company requests an appeal, trading of the Company’s common stock will be suspended at the opening of business on June 10, 2025.

The Company plans to appeal of the determinations contained in the Notice by June 6, 2025 (the “Appeal Deadline”). An appeal will stay the suspension of the Company’s securities until the hearing occurs. The Company plans to appeal the delisting determinations under the procedures set forth in the Nasdaq Listing Rule 5800 Series, no later than the Appeal Deadline. The Company may also pursue a reverse share split to regain compliance. The Company may not be successful in obtaining a favorable decision from the Nasdaq Hearings Panel in its appeal. Furthermore, no assurances can be provided that the Company will be able to regain or maintain compliance with the Nasdaq listing rules and continue the listing of its securities on Nasdaq.

Forward Looking Statements

This Form 6-K Report includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any statement is based.

Exhibits
Exhibit No.	Description

99.1	Nasdaq Notice, dated May 30, 2025

99.2	Press Release dated June 3, 2025

SIGNATURE

Under the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed by the duly authorized undersigned.

CROWN LNG HOLDINGS LIMITED

Date: June 3, 2025	By:	/s/ Jørn Husemoen
	Name:	Jørn Husemoen
	Title:	Authorized Signatory